Exhibit 99.1

Outcome of Board Meeting held on March 21, 2012

This has reference to our letter dated March 20th, 2012, regarding intimation of the board meeting of the Company scheduled, inter-alia, to consider the Amalgamation of the Company, Venturbay Consultants Private Limited, C&S System Technologies Private Limited, CanvasM Technologies Limited and Mahindra Logisoft Business Solutions Limited (“Transferor Companies”) with Tech Mahindra Limited (“TML”).

In accordance with the provisions of the Listing Agreement, we would like to inform you that the Board of Directors of the Company (“Board”) met today and considered and approved the amalgamation of the Company with TML, in terms of the scheme of amalgamation and arrangement of the Transferor Companies with TML (“Scheme”) under the provisions of Sections 391 to 394 read with Sections 78, 100 to 104 and other applicable provisions of the Companies Act, 1956.

Venturbay Consultants Private Limited, a wholly owned subsidiary of TML currently holds 42.65% of the equity share capital of the Company.

The Scheme is approved by the Board subject to the requisite approval of the members and/ or creditors of the Company as may be directed by the Andhra Pradesh High Court and subject to all such requisite approvals from the relevant regulatory authorities and sanction of the Andhra Pradesh High Court and High Court of Judicature at Bombay.

The salient features of the Scheme are as follows:

1.	The Appointed Date of the Scheme would be April 1, 2011;

2.	All assets and liabilities of the Company to be transferred to and vested in TML at book values;

3.	204,000,000 equity shares of Rs. 2 each of the Company will be transferred to a trust of which TML will be the beneficiary;

4.	TML to issue its shares to the shareholders of the Company as on the Record Date based on the swap ratio determined jointly by the independent valuers, Ernst & Young Pvt. Ltd. and KPMG India Private Limited as under:

Two (2) fully paid up equity shares of Rs. 10 each of Tech Mahindra Limited for every Seventeen (17) fully paid up equity shares of Rs. 2 each of the Company.

5.	J. P. Morgan India Private Limited has issued a fairness opinion with respect to the above swap ratio.